FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Press release, dated July 27, 2007, entitled “Santander sells Latin American pension management companies (AFPs) to ING”

2	English translation of Certified Resolutions adopted at the Ordinary General Shareholders’ Meeting held on July 27, 2007

Press release	Item 1
Santander sells Latin American pension management companies (AFPs) to ING
•	The sale is valued at EUR 950 million, with capital gains of EUR 600 million approximately.
Madrid, July 27, 2007 — Santander has agreed to sell its Latin American mandatory pension fund management companies (AFPs by their Spanish acronym) to ING Group for US$1,300 million (EUR 950 million), generating a capital gain of EUR 600 million approximately. The sale includes AFPs in Mexico (Afore Santander), Chile (AFP Bansander), Colombia (AFP y Cesantía Santander) and Uruguay (Afinidad AFAP). The sale is subject to the relevant approvals by the various regulators.
Santander and ING are also in advanced negotiations for the sale of pension manager Orígenes AFJP and the life annuities company Orígenes Retiro, both of Argentina, in which Santander is a shareholder.
Following this sale, Santander will concentrate its resources on the financial distribution business carried out through its network of more than 4,300 branches in Latin America and other banking distribution channels, including more than 15,000 ATMs and 9,000 telephone service attendants.
Santander continues to be committed to Latin America through its Plan America 2010, its strategic plan for the region for the next three years (2007-2009) which aims to enhance bankarisation among Latin America’s middle classes and support the development projects most countries are carrying out in infrastructure, strategic sectors, capital markets and international expansion of large companies.
Bankarisation will be boosted through Project America 2010, which foresees investment of US$2 billion over three years in opening 1,000 branches, installing 5,000 ATMs and expanding the bank’s technological and operating capabilities. This strategic plan, which will create 6,000 new direct jobs, aims to attract new customers and build loyalty within the customer base. To achieve this, Santander will broaden its offering and strengthen services such as direct payroll deposits, credit and debit cards, consumer loans and insurance. These products, together with mortgage loans, will be crucial in the further “bankarisation” of the region.

External Comunications.
Ciudad Financiera Santander – Edif. Arrecife, 2a Planta. 28660 Boadilla del Monte. Madrid.
34 91 289 52 11 – Fax: 34 91 257 10 39. e-mail: comunicacion@gruposantander.com

Together with this broad retail banking plan, Santander’s goal is to be the best wholesale bank in the region, becoming the premier bank for companies and corporates in all countries where we are present, mainly Brazil, Mexico and Chile. Wholesale Banking will be involved in existing projects in various countries to develop infrastructure and strategic sectors and will also work to enhance capital market activities and internationalisation of large companies from the region.
Santander Global Banking and Markets advised Santander in this deal.
Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and seventh in the world by profit. Founded in 1857, Santander has EUR 833,873 million in assets and EUR 1,000,996 million in managed funds, 67 million customers, 10,852 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2006, Santander registered €7,596 million in net attributable profits, an increase of 22% from the previous year.
In Latin America, Santander manages over US$250 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,370 offices. In 2006, Santander reported $2.866 million in net attributable income in Latin America, 29% higher than the prior year.

External Comunications.
Ciudad Financiera Santander – Edif. Arrecife, 2a Planta. 28660 Boadilla del Monte. Madrid.
34 91 289 52 11 – Fax: 34 91 257 10 39. e-mail: comunicacion@gruposantander.com

Item 2
IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER CENTRAL HISPANO, S.A.”,
CERTIFY: That, in accordance with the minutes of the meeting of the ordinary General Shareholders’ Meeting of this entity, validly held on July 27, 2007, the following resolutions were passed:
"“ITEM ONE
1. Deprive of any and all effect resolution SEVEN.II) of the Ordinary General Shareholders’ Meeting of 18 June 2005.
2. Re-authorise the Board of Directors, as broadly under the Law as may be necessary, so that in accordance with the provisions of Section 153.1.b) of the Business Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this Meeting, in the maximum nominal amount of 1,563,574,144.5 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights – with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre-emptive subscription period or periods, provide that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made and amend the article of the Bylaws regarding capital. The amount of capital increases, if any, to satisfy the conversion of debentures that is made under the provisions of resolution Ten of the Ordinary General Shareholders’ Meeting of 21 June 2003 is deemed to be included within the limit of the aforementioned maximum amount available at any time. Furthermore, the Board is authorised to totally or partially exclude pre-emptive rights upon the terms of Section 159.2 of the Business Corporations Law. The delegation of powers includes the power to take all the steps required for the new shares covered by the capital increase or increases to be admitted to trading on the domestic and foreign stock exchanges on which the Bank shares are listed, in accordance with the procedures established by each of such stock exchanges. The Board of Directors is also authorised to delegate to the Executive Committee the delegable powers granted by this resolution.
ITEM TWO
1. Issuance of debentures mandatorily convertible into shares
It is hereby resolved to issue debentures mandatorily convertible into newly-issued ordinary shares of Banco Santander Central Hispano, S.A. (the “Company” or “Banco Santander") (the “Debentures” and each of them, a “Debenture") in accordance with the terms and conditions, and subject to the basis for and terms of conversion described below, and to delegate to the Board of Directors the powers required to implement the issuance (in the understanding, whenever powers are delegated to it hereunder, that they include the express power to, in turn, delegate such authority to the Executive Committee or to one or more Directors).

Item 2
(a)	Amount of the issuance

The amount of the issuance shall be FIVE BILLION EUROS (€5,000,000,000).

(b)	Issue price and nominal value

The issue price of the Debentures shall be the par value thereof, i.e., one hundred percent of their nominal value, which nominal value shall not be less than the nominal value of Banco Santander shares (i.e., half a euro (€ 0.50) per share) or less than the net equity value per share of existing Banco Santander shares, as disclosed in the consolidated financial statements of Banco Santander as of 31 March 2007, prepared by the Board of Directors for such purpose on 22 June 2007 and which have been passed upon by the Banco Santander auditor (i.e., 7.12 euros per share).

(c)	Interest Rate

The interest rate shall be determined by the Board of Directors depending on market conditions, and may be fixed, variable, or a combination of both. The Board of Directors will likewise determine the intervals at which such interest is to accrue, as well as any conditions it may decide to establish for the accrual and/or payment of interest.

(d)	Subscription and payment

The Debentures shall be subscribed for and paid by one or more companies wholly owned, directly or indirectly, by Banco Santander.

The proposed resolution expressly provides for the possibility of incomplete subscription of the issuance. Accordingly, the issuance will be limited to the amount equal to the nominal value of the Debentures actually subscribed and paid for by the subsidiary or subsidiaries, which will, in turn, be limited to the amount subscribed and paid on the preferred interests mandatorily exchangeable for the Debentures directly or indirectly issued by such company or companies, and will be deprived of effect with respect to the balance.

(e)	Maturity

The Debentures shall mature not later than 5 years after the date on which they are delivered to the subscribers thereof. The Board of Directors may establish a shorter maturity.

Upon maturity, the Debentures shall be mandatorily converted into newly-issued ordinary shares of Banco Santander at the conversion rate specified in sub-section 2 below.

(f)	Security

The Board of Directors shall determine whether the Debentures, for which Banco Santander shall, in any event, have general personal liability, shall also be specifically secured in any of the forms described in Section 284.1 of the Business Corporations Law.

(g)	Priority

The Board of Directors shall determine whether or not the Debentures are to be subordinated and, if so, the order of priority within the subordinated creditors of Banco Santander.

Item 2
(h)	Series and tranches

The Board of Directors may decide to create one or more series and/or tranches of Debentures, and the Debentures of each series and/or tranche may have different terms and conditions as to all aspects the determination of which is delegated to the Board of Directors (including, without limitation, different terms and conditions as to rank and/or security, interest rate, the accrual and/or payment thereof, maturity, events of conversion –in addition to those expressly provided for in this Resolution–, and/or whether such events are mandatory and/or voluntary and, if voluntary, whether at the option of the holder or of Banco Santander).

(i)	Date or dates of execution of the resolution providing for the issuance

This Resolution shall be executed on the date or dates the Board of Directors may determine, which shall not be later than one year following approval hereof.

Upon expiration of the aforementioned period without the Resolution having been carried out, it shall become null and void.

2.	Basis for and terms of the conversion

The Debentures shall be mandatorily convertible into newly-issued ordinary shares of Banco Santander, with the Board of Directors being authorised to determine other circumstances, aside from maturity, in which the Debentures are to or may be converted into shares and, if events of voluntary conversion are provided for, whether such conversion will be made at the option of the holder and/or of Banco Santander, all at the intervals and during the period established by the Board of Directors in the respective resolution, which shall not extend beyond the due date of the Debentures determined by the Board of Directors as described under 1.e) above.

For purposes of the conversion rate, the value of the Debentures and of the shares of Banco Santander shall be as follows:
•	the Debentures shall be valued at their nominal value; and

•
Banco Santander shares shall be valued (a) at the fixed exchange rate decided upon by the Board of Directors in the respective resolution providing for implementation of the issuance, or (b) at the exchange rate| that may be determined on the date or dates specified in the Board resolution providing for implementation of the issuance (the “Exchange Price”). Nevertheless, the Exchange Price (i.e. , the valuation of the shares) may not be lower than the greatest of the following:

(i)
the arithmetic mean of the average weighted prices of Banco Santander Shares on the Spanish Electronic Market in the fifteen calendar days immediately preceding the date on which the Board of Directors of Banco Santander decides to execute the resolution providing for the issuance;

(ii)
the closing price of Banco Santander shares on the Spanish Electronic Market on the trading day immediately preceding the date on which the Board of Directors of Banco Santander decides to execute the resolution providing for the issuance; and

(iii)
the net equity value per share of existing Banco Santander shares as disclosed in the consolidated financial statements of Banco Santander as of 31 March 2007 prepared by the Board of Directors for such purpose on 22 June 2007 and which have been passed upon by the Banco Santander auditor (which is 7.12 euros per share).

Item 2
The Exchange Price shall in any event be equal to or higher than the par value of the Banco Santander shares (i.e., half a euro (€ 0.50) per share).

The number of shares each Debenture-holder will be entitled to receive upon conversion shall therefore be the quotient that results from dividing the value attributed to such Debentures (i.e., their nominal value) by the Exchange Price set by applying the guidelines and limits established in the preceding paragraph, adjusted as applicable in keeping with the provisions of sub-section 3 below.

Any fractional shares resulting from this transaction shall in all cases be rounded off by default and shall be paid by Banco Santander to the holder of the Debentures in cash.

3.	Rights of Debenture-holders

The Debentures shall carry all the rights afforded them by current legislation and, particularly, pre-emptive subscription rights in the cases established by law, unless the General Shareholders’ Meeting decides to exclude such rights in whole or in part, pursuant to and in compliance with the requirements of Section 159 of the current Business Corporations Law.

The holders of the Debentures shall also enjoy anti-dilution protection in the circumstances and on the terms set forth in Section 294.2 and, if applicable, Section 159.3 of the Business Corporations Law and in any other circumstances that may be determined by the Board of Directors in line with customary practice in this type of transaction in order to ensure that such circumstances affect Banco Santander and the Debenture-holders equally or, if appropriate, to compensate the Debenture-holders for the loss of the expectation of conversion of the Debentures into shares owing to supervening circumstances that could affect Banco Santander.

4.	Exclusion of pre-emptive subscription rights

In furtherance of the best interests of the Company and for the reasons described by the Directors in the respective report, the pre-emptive rights of Banco Santander shareholders are totally excluded. It is expressly stated for the record that Banco Santander has no securities convertible into Banco Santander shares currently outstanding.

5.	Capital increase

Pursuant to the provisions of Section 292 of the Business Corporations Law, it is hereby resolved to increase the share capital in the maximum amount required to satisfy the conversion of the Debentures that may be issued, with express provision being made for the possibility of incomplete subscription. Such capital increase shall be made, in whole or in part, by the Board of Directors whenever necessary to satisfy the conversion of Debentures, by means of the issuance of new ordinary shares with the same nominal value and carrying the same rights as the ordinary shares outstanding on the date or dates on which the respective capital increase is made. Every time that, in the manner described above, the Board of Directors executes this Resolution, it shall amend the article of the Bylaws relating to capital accordingly.

Item 2

Pursuant to the provisions of Section 159.4 of the Business Corporations Law, pre-emptive subscription rights shall be excluded in the capital increase or increases resulting from the conversion of Debentures.

It is impossible at this time to determine the amount of capital that would be required to satisfy the conversion given that, in accordance with the basis for and terms of the proposed conversion, the Exchange Price will be set by the Board of Directors in the respective resolution providing for this issuance. However, since the Exchange Price may not be less than the net equity value per share of the Banco Santander shares as disclosed in the consolidated financial statements of Banco Santander as of 31 March 2007, prepared for such purpose by the Board of Directors on 22 June 2007 and passed upon by the auditor of Banco Santander, which is 7.12 euros per share, the maximum amount of capital that would be required to satisfy the conversion of the Debentures would be 351,123,595.5 euros in nominal value, equivalent to 702,247,191 shares.

It is hereby resolved to seek admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Electronic Trading System [Sistema de Interconexión Bursátil] (Continuous Market). It is further resolved to conduct any and all requisite formalities and acts and file all required documents with the appropriate authorities of the foreign Stock Exchanges where the Banco Santander shares are listed on the date or dates of execution of the resolution providing for the respective capital increase for admission to listing of the new shares issued as a result of the capital increase approved hereby. The Board of Directors is hereby authorised, with the power to delegate such authority to the Executive Committee, so that, once this resolution has been implemented, it may make the corresponding applications, prepare and file all appropriate documents on the terms it deems fit and take all actions that may be required for such purpose.

6.	Information made available to the shareholders
This resolution has been adopted after making available to the shareholders the Proposed Resolution and the supporting Report of the Board of Directors, in compliance with the provisions of the Business Corporations Law, as well as the mandatory Reports of the Auditor appointed by the Commercial Registry and other than the auditor of Banco Santander for the purposes set forth in Sections 292.2 and 159.1.b) and c) of the Business Corporations Law.
7.	Delegation to the Board of Directors
Without prejudice to the specific powers delegated in the previous sub-sections, it is hereby resolved to authorise the Board of Directors, as broadly under the Law as is necessary and with express powers to delegate such authority to the Executive Committee or to one or more Directors, to execute this Resolution within one year from the date of the General Shareholders’ Meeting. Upon expiration of such period without this Resolution having been carried into effect, it shall become null and void. The Board of Directors is likewise authorised to complete the terms and conditions of the issuance in all matters not provided for herein and may, specifically, without limitation:
(a)
Determine the date or dates of issuance; the subscription procedure; the interest rate; the dates, terms and procedure for the payment of the coupon; early repayment and the terms therefor; the form of representation; develop the basis for and terms of the conversion and, in general, set any other condition for the issuance, determining all matters not contemplated herein as well as, if appropriate, appoint the Representative of the debenture-holders’ syndicate and approve the basic rules that are to govern legal relations between the Company and the Debenture-holders’ Syndicate.

Item 2
(b)
Publish the notices relating to the issuance, appear before a notary public, and execute the required notarial instrument evidencing the issuance of the Debentures that is the subject matter hereof, as well as the notarial record of subscription and closing of the issuance, if such issuance is documented separately, and seek registration of the aforementioned notarial instrument and of the notarial record, if any, with the Commercial Registry.

(c)
Increase the capital of Banco Santander through the issuance and flotation, on one or more occasions, of the shares representing such increase that may be necessary to satisfy the conversion of the Debentures and amend the article of the Bylaws relating to capital accordingly, depriving of effect the portion of such capital increase that was not required for the conversion into shares, and seek admission to listing of the shares thus issued on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Electronic Trading System (Continuous Market) and with the appropriate authorities of the foreign Stock Exchanges where the Banco Santander shares are listed on the date or dates of execution of the resolution providing for the capital increase.

(d)
Remedy, clarify, interpret, elaborate upon or supplement the resolutions adopted at the General Shareholders’ Meeting, any notarial instruments or documents executed to carry out such resolutions and, in particular, any substantive or formal defects, omissions or errors which could prevent access of the resolutions and the consequences thereof to the Commercial Registry, the Official Registers of the National Securities Market Commission or any other registries.

(e)
Execute, on behalf of Banco Santander, all public documents or documents under private signature that may be necessary or appropriate for the issuance of the Debentures that are the subject matter of this Resolution and, in general, conduct all requisite formalities for the execution hereof and the actual flotation of the Debentures.”

ITEM THREE
Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorize the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution THREE.

Item 2
B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, acting severally, and without prejudice to any other existing power of attorney to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting.“
CERTIFY also that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, Notary belonging to the Ilustre Colegio of Burgos and with residence in the city of Santander, attended the Shareholders’ Meeting. The minutes of the meeting prepared by the Notary Public are the minutes of the Shareholders’ Meeting.
AND to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on July 27, 2007.
Reviewed
The Third Vice Chairman

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: July 30, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President